Exhibit (a)(5)(D)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

GEORGE LEON, as trustee of THE GEORGE	)
LEON FAMILY TRUST, on behalf of himself and	)
all others similarly situated,	)
Plaintiff,	) )	Civil Action No. __________
)
vs.	)
)
COX RADIO, INC., JAMES C. KENNEDY,	)
JUANITA P. BARANCO, G. DENNIS BERRY,	)
NICK W. EVANS, JR., JIMMY W. HAYES,	)
PAUL M. HUGHES, MARC W. MORGAN,	)
ROBERT F. NEIL, NICHOLAS D. TRIGONY,	)
COX ENTERPRISES, INC., and COX MEDIA	)
GROUP, INC.,	)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, for his Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based, inter alia, upon the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of Cox Radio, Inc. (“Cox Radio”). On March 23, 2009, Cox Media Group, Inc. (“Cox Media”), announced that it was commencing a $3.80 per share tender offer for the shares of Cox Radio that it does not already own, placing a $69 million price on the Company’s minority position (the “Proposed Transaction”). Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

2. Plaintiff is a shareholder of Cox Radio common stock and has held such shares since prior to the wrongs complained of herein.

3. Defendant Cox Radio is a corporation duly organized and existing under the laws of the State of Delaware. The Company maintains its principal office in Atlanta, Georgia. Cox Radio shares trade on the NASDAQ Stock Exchange under the symbol “CXR.” As of March 25, 2009, Cox Radio had approximately 80 million publicly held shares of common stock outstanding.

4. Defendant Cox Media is a Delaware corporation and a wholly-owned subsidiary of Defendant Cox Enterprises, Inc., a Delaware corporation (“Cox Enterprises”). According to a Schedule TO-T filed with the SEC on March 23, 2009, Cox Radio has two classes of common stock, Class A and Class B, and no other outstanding voting securities. Except with respect to voting, transfer and convertibility, shares of Class A common stock and Class B common stock are identical. Class A stockholders are entitled to one vote per share, while Class B stockholders are entitled to 10 votes per share. Each share of Class B common stock is convertible into one share of Class A common stock. As of March 23, 2009, Cox Media, a wholly owned subsidiary of Cox Enterprises, owns 3,591,954 shares, or 17.3%, of Cox Radio’s outstanding Class A common stock and all 58,733,016 shares of Cox Radio’s outstanding Class B common stock, which together represent approximately 78.4% of the outstanding shares of Cox Radio’s common stock and 97.2% of the voting power of the common stock. As such, Cox Media is the Company’s majority, controlling shareholder.

5. Defendant James C. Kennedy (“Kennedy”) is and has been a director of Cox Radio since July 1996, and became Chairman of the Board of Directors in January 2002. He has served as Chairman of the Board of Directors and Chief Executive Officer of Cox Enterprises since January 1988, and prior to that time was Cox Enterprises’ President and Chief Operating Officer. Kennedy joined Cox Enterprises in 1972, and initially worked with Cox Enterprises’ Atlanta Newspapers. Kennedy also serves as a director of Flagler Systems, Inc.

6. Defendant G. Dennis Berry (“Berry”) has been a director of Cox Radio since January 2002 and has served as Vice Chairman of Cox Enterprises since December 2005. Previously, he served as President and Chief Operating Officer of Cox Enterprises beginning in October 2000, and was President and Chief Executive Officer of Manheim Auctions, Inc., a subsidiary of Cox Enterprises, from 1995 through October 2000. Prior to that, Berry was publisher of the Atlanta Journal-Constitution, where he held several positions spanning more than twenty years, including President, Vice President and General Manager, and Advertising Director.

7. Defendant Jimmy W. Hayes (“Hayes”) is and has been a director of Cox Radio since December 2005. Hayes has served as President and Chief Operating Officer of Cox Enterprises since January 2006, and served as Executive Vice President of Cox Enterprises from July 2005 through December 2005. Previously, he was Executive Vice President, Finance and Chief Financial Officer of Cox Communications, Inc. from July 1999 through July 2005. Prior to that, he served in several executive and financial management positions with Cox Enterprises and Cox Communications beginning in 1980. Hayes also serves as a director of Cox Enterprises.

8. Defendant Marc W. Morgan (“Morgan”) is and has been a director of Cox Radio since August 1999 and as Executive Vice President and Chief Operating Officer since February 2003. Prior to that, he served as Vice President and Co-Chief Operating Officer since July 1999, and as Senior Group Vice President of Cox Radio from May 1997 to June 1999. Previously, Morgan was Senior Vice President of Cox Radio from July 1996 to May 1997.

9. Defendant Robert F. Neil (“Neil”) is and has been a director and President and Chief Executive Officer of Cox Radio since July 1996, and was Executive Vice President—Radio of Cox Broadcasting from June 1992 to 1996. Previously, he was Vice President and General Manager of WSB-AM/FM (Atlanta, Georgia). Neil joined Cox Broadcasting in November 1986.

10. Defendant Nicholas D. Trigony (“Trigony”) is and has been a director of Cox Radio since July 1996, and was Chairman of the Board of Directors from December 1996 through December 2000. Trigony served as President of Cox Broadcasting from March 1990 until his retirement in December 2000. Trigony joined Cox Broadcasting in September 1986 as Executive Vice President—Radio and was Executive Vice President—Broadcast from April 1989 to March 1990.

11. Defendants Juanita P. Baranco (“Baranco”), Paul M. Hughes (“Hughes”) and Nick W. Evans (“Evans”) are and have been directors of the Company at all relevant times hereto.

12. The defendants identified in paragraphs 5 through and including 11 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Cox Radio, and owe plaintiff and Cox Radio’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

13. As the majority and controlling shareholders of Cox Radio, Cox Enterprises and its wholly-owned subsidiary Cox Media likewise owe the Company’s shareholders fiduciary obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the public shareholders of Cox Radio common stock (the “Class”). The Class specifically excludes the defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the defendants.

15. This action is properly maintainable as a class action.

16. The Class is so numerous that joinder of all members is impracticable. As of March 25, 2009, Cox Radio had approximately 80 million publicly held shares of Class A common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

17. Questions of law and fact exist that are common to the Class including, among others:

a. whether the defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b. whether plaintiff and the other members of the Class will be irreparably damaged if defendants’ conduct complained of herein continues.

18. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

19. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

20. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

21. On March 23, 2008, Cox Media announced that it was going to commence the Proposed Transaction via a cash tender offer for all of the outstanding publicly held minority interest in Cox Radio for $3.80 per share in cash, or a total payment of approximately $69.1 million, including fees and expenses. If, upon expiration of the tender offer, Cox Media owns 90% of Cox Radio’s equity, Cox Radio would become a wholly-owned subsidiary of Cox Media, and thus Cox Enterprises.

22. Cox Enterprises, through Cox Media, is only interested in acquiring the remaining shares of the Company and has specifically indicated its unwillingness to dispose of its controlling interest in Cox Radio.

23. That same day, Cox Media commenced its tender offer. The tender offer is scheduled to expire on April 17, 2009, contingent upon a majority of minority shareholders tendering their shares.

24. The Proposed Transaction is financially unfair. The consideration of $3.80 per share to be paid to Class members is unfair and inadequate because, among other things: (a) the intrinsic value of the stock of the Company is materially in excess of $3.80, giving due consideration to the prospects for growth and profitability of the Company in light of its revenues and earnings power, present and future; and (b) the $3.80 price offers an inadequate premium to the public stockholders of the Company. In fact, in reaction to Cox Media’s announcement of the Proposed Transaction, Cox Radio’s Class A common stock has vaulted above the $3.80 per share being offered by Cox Media. Indeed, the $3.80 per share being offered represents a discount to Cox Radio’s Class A common stock trading price.

25. The Proposed Transaction lacks any of the fundamental hallmarks of fairness. Approval of the Proposed Transaction is a foregone conclusion because of Cox Media’s 78.4% control over the Company’s Class A shares.

26. The purpose of the Proposed Transaction is to enable Cox Media to acquire 100% equity ownership of the Company and its valuable assets for its own benefit at the expense of the Company’s public stockholders who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company’s profitability.

27. Cox Media and Cox Enterprises are intent on paying the lowest price to plaintiff and the Class, whereas it and the Individual Defendants are duty-bound to maximize shareholder value. The Individual Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Cox Radio’s public shareholders. Among other things, Cox Media controls the Company and its proxy machinery.

28. The Board is so conflicted and beholden to Cox Enterprises and thus Cox Media that no combination of the defendant directors can be considered “independent” and, thus independence is but illusory protection to Cox Radio’s public shareholders.

29. Because Cox Media has a 78.4% controlling interest in the Company’s Class A common stock, no third party bid for the Company could possibly succeed, as a practical matter, because the success of any such bid would require the consent and cooperation of Cox Media Thus, defendants will be able to proceed with the Proposed Transaction without an auction or other type of market check to maximize value for the Company’s public shareholders.

30. The stock value that Cox Media has offered has been dictated by Cox Media to serve its own interests, and is being crammed down by Cox Media and its representatives on Cox Radio’s Board to force Cox Radio’s minority shareholders to relinquish their Cox Radio shares at a grossly unfair price. Such action constitutes unfair dealing.

31. Because Cox Media is in possession of proprietary corporate information concerning Cox Radio’s future financial prospects, the degree of knowledge and economic power between Cox Media and the class members is unequal, making it grossly and inherently unfair for Cox Media to obtain the remaining Cox Radio shares at the unfair and inadequate price that it has proposed.

32. By offering grossly inadequate value for Cox Radio’s shares and threatening or planning to use its coercive means of control to force the consummation of the transaction. Cox Media is violating its duties as a majority shareholder.

33. Any buyout of Cox Radio public shareholders by Cox Media on the terms recently offered will deny Class members their right to share proportionately and equitably in the true value of Cox Radio’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

34. Defendants’ fiduciary obligations require them to:

a. act independently so that the interests of Cox Radio’s public stockholders will be protected;

b. adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of Cox Radio’s public stockholders; and

c. provide Cox Radio’s stockholders with genuinely independent representation in the negotiations with Cox Media

35. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of Cox Radio and are engaging in improper, unfair dealing and wrongful and coercive conduct.

36. Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.

37. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate the Proposed Transaction on unfair and inadequate terms which will exclude the Class from its fair proportionate share of Cox Radio’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

38. Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

A. Declaring this to be a proper class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B. Enjoining, preliminarily and permanently, the Proposed Transaction complained of herein;

C. To the extent, if any, that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding the Class rescissory damages;

D. Directing that defendants pay to plaintiff and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their wrongful conduct;

E. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and expert(s); and

F. Granting such other further relief as the Court may deem just and proper.

Dated: March 27, 2009

RIGRODSKY & LONG, P.A.

By:	/s/ BRIAN D. LONG
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
919 N. Market Street, Suite 980
Wilmington, DE 19801
Tel.: (302) 295-5310

THE WEISER LAW FIRM, PC
Patricia C. Weiser
Debra S. Goodman
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087
Tel.: (610) 225-2677

GLANCY BINKOW & GOLDBERG LLP
Lionel Z. Glancy
Peter A. Binkow
Richard A. Manisaks
1801 Avenue of the Stars, Suite 311
Los Angeles, California 90067
Tel.: (310) 201-9150
Facsimile: (310) 201-9160

Attorneys for Plaintiff